UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 333-280198

STAR FASHION CULTURE HOLDINGS LIMITED

(Registrant’s Name)

12F, No. 611, Sishui Road
Huli District,
Xiamen
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On July 13, 2026, Star Fashion Culture Holdings Limited (“we,” “our,” “us,” or the “Company”), held an Extraordinary General Meeting (the “Meeting”) of shareholders at 10:00 A.M., Beijing Time (July 12, 2026, at 10:00 P.M., Eastern Time). The Meeting was held at 12F, No.611, Sishui Road, Huli District, Xiamen, Fujian Province, China. The record date for the determination of shareholders entitled to vote at the meeting was June 16, 2026, and there were 1,161,276 Class A Ordinary Shares and 32,500 Class B Ordinary Shares issued and outstanding.

All resolutions were resolved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

Proposal 1

PROPOSAL ONE

By ordinary resolutions:

(i)	to approve the terms of the allotment of up to 5,000,000 authorised but unissued Class B ordinary shares of US$0.0004 each (the “Class B Ordinary Shares”) to Xingji Zhangpingting Limited (as approved at the annual general meeting of the Company held on 24 February 2026 (the “AGM”)) (the “Share Allotment”) be revised, such that the consideration (the “Consideration”) for the Share Allotment shall be determined by the board of directors of the Company (the “Board”) in reference to a stock price analysis report (the “Report”) prepared and issued by a valuation institution (the “Valuer”) as selected by the Board at a later stage during a period of up to three years from the date of the AGM;

(ii)	to authorize the Board to determine and finalize the Consideration in reference to the final version of the Report;

(iii)	to authorize and instruct the Board to identify, select and appoint an independent and suitably qualified valuation institution as the Valuer for the purposes of determining the Consideration and preparing and issuing the Report;

(iv)	to authorize and direct any director of the Company (each a “Director”) and/or officer of the Company (each an “Authorized Person”) to negotiate with the Valuer, and, in connection therewith, to execute and deliver a service agreement (the “Agreement”) between the Company and the Valuer on behalf of the Company;

(v)	to authorize any Authorized Person to do all other such acts and things, execute any documents, agreements, instruments or otherwise, as they consider necessary or desirable for the purposes of effecting the Agreement; and

(vi)	to otherwise confirm and ratify the rest of the ordinary resolutions passed at the AGM in connection with the Share Allotment (save for the above that are amended by these resolutions) in all respects.

For	Against	Abstain
3,671,476 shares (99.99%1)	212 shares (0.01%1)	0 shares (0%)

[1]	Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the EGM.

Proposal 2

By ordinary resolutions:

(i)	to approve the offer and sale (the “Offering”) of an aggregate of up to 10,000,000 authorized but unissued Class A ordinary shares of US$0.0004 par value each of the Company (the “Offering Shares”) through one or more placement agents, with the final price to be determined at Pricing.

(ii)	to approve in connection with the Offering, the submission and filing of a registration statement (the “Registration Statement”) on Form F-1, including all amendments or supplements thereto (the “Form F-1”) with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended as part of the Offering;

(iii)	to authorize any Authorized Person to (i) execute the Registration Statement on behalf of the Company or, where necessary or appropriate, the Company’s common seal be affixed in the presence of such Authorized Person (with such amendment to the Registration Statement in any manner as any Authorized Person considers necessary or desirable, such approval of an amendment (if any) to be conclusively evidenced by due execution and delivery of the Registration Statement by or on behalf of the Company) and (ii) take all such steps, execute all such documents and provide all such information as may be reasonable and necessary in connection with the Offering;

(iv)	to authorize and approve the offering and allotments of the Offering Shares in accordance with the terms and conditions to be set out in the Registration Statement and the final offering price per Offering Share to be determined by subsequent action of the Board or a committee of the Board to be appointed for that purpose, and that, upon closing of the Offering,

(a)	the issuance and allotment of the Offering Shares in connection with the Offering on the terms and conditions of the Registration Statement, fully paid to the prospective investors, be and is hereby approved and the names of such prospective investors be entered into the listed register of members of the Company established by the Company as the holders of the relevant number of Offering Shares so allotted and issued; and

(b)	if required, any Director be and each of them hereby is authorized to issue the share certificate(s) for such allotments of the Offering Shares;

(v)	to authorize the Board to identify, select and appoint one or more placement agents in connection with the Offering, and to negotiate, determine, approve and finalize the terms and conditions of the Offering, including, without limitation, the final offering price per Offering Share, the placement arrangements, the compensation and fees payable to such placement agent or agents, and all other terms and conditions of any placement agreement, engagement letter, subscription agreement and any other documents or arrangements relating to the Offering, as the Board may in its sole discretion consider necessary, desirable or appropriate;

(vi)	to authorize any Authorized Person to approve, on behalf of the Company, the terms of any documents (the “Ancillary Documents”) that such Authorized Person consider necessary or desirable in connection with the transactions contemplated by the Registration Statement (including, without limitation, any director’s certificate and/or officer certificate required to be given by any Authorized Person for and on behalf of the Company in connection with the Offering), such approval to be evidenced by the execution and delivery, or by his witnessing of the affixing of the Company’s common seal (if necessary or appropriate), as the case may be, on the Ancillary Documents in accordance with paragraph (iii);

(vii)	to authorize each Ancillary Document be executed by or on behalf of the Company in any of the ways specified in paragraph (iii); and

(viii)	to authorize any Authorized Person to do all other such acts and things as such Authorized Person (or his alternate) considers necessary or desirable for the purposes of the transactions contemplated by the Registration Statement and in connection with the Offering.

For	Against	Abstain
3,671,476 shares (99.99%1)	212 shares (0.01%1)	0 shares (0%)

[1]	Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the EGM.

Proposal 3

By an ordinary resolution to authorize the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Proposal One and/or the Proposal Two.

For	Against	Abstain
3,671,514 shares (100%1)	173 shares (0%1)	0 shares (0%)

[1]	Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the EGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Fashion Culture Holdings Limited

Date: July 16, 2026	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director

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